June 16, 2023

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	CBL & Associates Properties, Inc. (the “Registrant”)
Registration Statement on Form S-3, File No. 333-272563

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective on June 21, 2023 by 4:00 pm, Eastern Time, or as soon as practicable thereafter.

Very truly yours,

CBL & ASSOCIATES PROPERTIES, INC.

By:	/s/ Jeffery V. Curry
Name:	Jeffery V. Curry
Title:	Chief Legal Officer and Secretary